

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2017

Michael T. Redman
Chief Executive Officer
Oncolix, Inc.
14405 Walters Road, Suite 780
Houston, Texas 77014

> **Re: Oncolix, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 14, 2017**
> **File No. 333-220211**

Dear Mr. Redman:

We have reviewed your amended registration statement and your response dated November 14, 2017 and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Form S-1 filed November 14, 2017

General

1. We have considered your responses to comment three in our letter dated November 8, 2017 and comment two in our letter dated September 25, 2017 and disagree with your analysis. Please amend your registration statement to identify the selling security holders who received their securities in the Cash Offering and Puritan Partners LLC as underwriters and fix the offering price of the shares being sold by them for the duration of the offering.

       Please contact Ada Sarmento at 202-551-3798 or Irene Paik at 202-551-6553 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Thomas C. Pritchard, Esq.